

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 3, 2021

David Reichman
Chief Executive Officer
Global Tech Industries Group, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

> **Re: Global Tech Industries Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 30, 2021**
> **File No. 333-257846**

Dear Mr. Reichman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

The Selling Shareholders, page 15

1. We note your response to our prior comment 2 and reissue in part. Please revise to add a new column to the selling shareholder chart to disclose the percentage (if greater than one percent) of your common stock owned by any selling shareholder after the completion of the offering. Additionally, please revise to indicate the nature of any position, office, or other material relationship which any selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. In this regard, we note that it appears that all of your current officers and directors are participating in the offering. Refer to Item 507 of Regulation S-K.

       Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Trade & Services